UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

POLYAIR INTER PACK INC.
(Registrant's name)

330 Humberline Drive,
Toronto, Ont.
Canada M9W 1R5
(416) 679-6600
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      POLYAIR INTER PACK INC.

Date: February 9, 2007
                      By: /s/ MICHAEL FREEL
                      Name: Michael Freel
                      Title: Director of Finance

Exhibit 1

ANNUAL INFORMATION FORM
Year ended October 31, 2006

January 24, 2007

Polyair Inter Pack Inc. Annual Information Form

POLYAIR INTER PACK INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

1. CORPORATE ORGANIZATION
2. GENERAL DEVELOPMENT OF THE BUSINESS
3. DESCRIPTION OF THE BUSINESS
4. RISK FACTORS
5. DIVIDENDS
6. DESCRIPTION OF CAPITAL STRUCTURE
7. MARKET FOR SECURITIES
8. DIRECTORS AND EXECUTIVE OFFICERS
9. LEGAL PROCEEDINGS
10. INTEREST OF MANAGEMENT, DIRECTORS AND OTHER RELATED PARTIES IN MATERIAL TRANSACTIONS
11. TRANSFER AGENT AND REGISTRAR
12. MATERIAL CONTRACTS
13. INTERESTS OF EXPERTS
14. ADDITIONAL INFORMATION
APPENDIX A-AUDIT COMMITTEE INFORMATION

Caution Regarding Forward Looking Information
This Annual Information Form contains forward-looking statements. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and the Company’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading "Risk Factors" in this annual information form as well as in our management's discussion and analysis for the year ended October 31, 2006.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this annual information form are made as of the date of this annual information form, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

All amounts are in United States dollars unless otherwise noted.

Polyair Inter Pack Inc. Annual Information Form

Except where the context otherwise requires, all references in this annual information form to the “Company” or “Polyair” are to Polyair Inter Pack Inc. and its subsidiaries.

1. CORPORATE ORGANIZATION

Polyair Inter Pack Inc. was incorporated under the laws of the Province of Ontario on December 4, 1995. The head office of the Company is 330 Humberline Drive, Toronto, Ontario, M9W 1R5.

The Company operates its business in the United States and in Canada through a number of subsidiaries as follows:

Subsidiary Name	Ownership Interest	Place of Incorporation
Polyair Investments Inc.	100.00%	Ontario
Polyair Canada Limited	100.00%	Ontario
P.S.C. Moulding Corporation	76.00%	Ontario
Foam In Place Co. Ltd.	50.10%	Illinois
GPCP, Inc. Trade name: VCI2000	50.10%	Delaware
Mabex Universal Corporation	100.00%	California
Polyair MachTech, Inc.	100.00%	Delaware
C/P International Corporation, Inc.	100.00%	Illinois
Performa Corporation	100.00%	Ohio
Cantar/Polyair Corporation	100.00%	Ohio

In addition, the Company has an interest in two subsidiaries that operated in the pool business. These businesses have been sold off, but the legal entities still exits.

Subsidiary Name	Ownership Interest	Place of Incorporation
Cantar/Polyair Canada Limited	100.00%	Ontario
Cantar Pool Products Corporation	100.00%	Illinois

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History of the Company
The business of the Company was established in 1969 under the Corporations Act (Ontario) as Canadian Tarpoly Company Limited, for the purpose of manufacturing and marketing tarpaulin covers for the construction industry. In 1972, the Company commenced production of pool covers and accessory products. In 1982, the Company commenced production of air bubble solar blankets and opened its first plant in the United States. In 1987, the Company changed its name to Cantar Incorporated.

In 1988, the Company organized Polyair Corporation and launched its protective packaging line under the “Polyair” name to expand the application of its air bubble technology to the rapidly growing packaging industry, to utilize unabsorbed overheads and provide balance to the seasonal nature of its pool products. The packaging business evolved into a full-fledged division (the “Packaging Division”) and the pool cover business expanded its product range and markets and operated as a separate division (the “Pool Division”).

Polyair Inter Pack Inc. Annual Information Form

In 1993, Cantar Incorporated, Cantar Corporation and Polyair Corporation amalgamated under the laws of Ontario and continued under the name Cantar/Polyair Inc. (“CPI”). In 1998, C/P International Corp. Inc., a wholly-owned subsidiary of the Company acquired 100% of the stock of Mabex Universal Corporation, a foam based packaging business in Kentucky, which included ownership of a manufacturing facility and land upon which it resides. The original owners of the Mabex facility had funded the construction in part through $4,000,000 Industrial Building Revenue Bonds issued on April 12, 1995, obligations which transferred with the stock purchase. These bonds matured in April 2005, and have been paid in full. In 1995, the Company established Performa Corporation to hold a modern production facility in Youngstown, Ohio which was built to house its pool accessory business and for the production of foam packaging products. This facility was in part financed by $4,300,000 City of Youngstown, Ohio Industrial Development Revenue Bonds. The bond obligations were divided between Cantar/Polyair Corporation ($1,000,000) and Performa Corp. ($3,300,000). The obligation of Cantar/Polyair Corporation matured in September 2003 and the obligation of Performa Corp. matures in June 2016. At the same time, development loans were also made from the City of Youngstown to Cantar/Polyair Corporation in the amount of $1,100,000 which matures in June 2007 and to Performa Corp. in the amount of $1,200,000 which matures in March 2007.

Polyair Inter Pack Inc. was incorporated under the laws of Ontario on December 4, 1995. On February 20, 1996, reorganization was completed whereby the shareholders of CPI transferred their shares of CPI to Polyair Inter Pack Inc. in exchange for shares of Polyair Inter Pack Inc. The purpose of the reorganization was to transfer the ownership for the purpose of an initial public offering, which was completed in February 1996 on the Toronto Stock Exchange. The Company became an SEC registrant in January 1998. The common shares of the Company were listed for trading at the American Stock Exchange on October 21, 1999. The Company began reporting its results in US dollars as of November 1, 1999.

Last three years

In the Pool Division, prior to 2003, the business consisted primarily of pool covers, liners and other accessories. On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The purchase price cost was allocated to the net assets acquired. The acquisition included a property located at 330 Humberline Drive in Toronto, a pool manufacturing and warehousing facility in Toronto that had industrial contamination and was held in a wholly owned subsidiary, Faircove Investments Inc. The final purchase cost of the assets acquired was financed through bank debt and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK’s stock at a price per share of US $8.35. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares. To provide the bank debt for this acquisition, the Company established an increased credit facility with a two banks, based in the United States. This facility expired on October 31, 2005 and has been renewed for an additional three years.

In late 2003, the Company relocated the acquired pool equipment to a newly established production facility in Toronto. In early 2004, pool manufacturing was also consolidated into this facility from its previous location at 330 Humberline Drive. The Company incurred $1.5 million in capital expenditures in retrofitting this facility and experienced production and shipping difficulties associated with the startup of this facility that hampered sales in the first two quarters of 2004. Poor weather during the peak sales months of the pool season resulted in lower sales, and both the Company and its customers were left with inventory that was carried into the 2005 season. Inventory in the supply chain hampered the Company’s efforts to effect price increases to compensate for excess raw material costs and resulted in lower sales in the peak months of the 2005 season.

Polyair Inter Pack Inc. Annual Information Form

The Pool Division incurred losses in 2004-5 due to above mentioned difficult market conditions, high steel prices and the stronger Canadian dollar. During 2005, the Company engaged an investment banking firm to find a buyer for this Division. In accordance with this decision the Company reported its Pool Division as a discontinued business in 2006. After an extensive marketing program, the Company narrowed the list to two prospective offers, both of which were subject to due diligence and financing. In April 2006, the selected bidder was unable to secure adequate financing and the Company engaged a restructuring firm to run the business through its peak season and find buyers for individual product units. The three business units, pool accessories, above ground pools and pool equipment were sold during 2006. The remaining operating assets, which consist primarily of trade accounts receivable at October 31, 2006, are expected to be collected by mid-2007. The Company also sold the 330 Humberline property and its Packaging Division entered into a ten-year lease with the purchaser. The cash proceeds of these sales were used to fund operations and to repay bank indebtedness. The Company’s Canadian pool company, which carries the majority of the Pool Division’s debt owing to trade creditors, filed for protection under the Companies Creditors Arrangement Act in October 2006 to allow it to complete the sale of its remaining operating assets and the 330 Humberline property and to make a proposal to settle with its creditors. On January 19, 2007, the Company announced the approval by the pool company’s trade creditors and the Ontario Superior Court of Justice of the Plan of Arrangement, which provides for a settlement of claims with such creditors. The approved Plan of Arrangement is expected to be implemented shortly and will be principally funded from a vendor take back note the Company received from the sale of the 330 Humberline property.

Since its inception, the Packaging Division has grown its business by expansion of geographic markets served and product range so that by the end of 2006 Polyair Packaging was able to provide nationwide service to its North American customers. The expansion of product lines was done by internal development and by entering into joint venture partnerships with companies that provided product and technical assistance. In 2003, the Packaging Division established a joint venture, PXL Cross Linked Foam Corporation (“PXL”) and established a production facility in Ontario to manufacture cross linked foam products for the North American markets. The joint venture was successful in establishing itself in the North American market place. However, in 2006 as part of a strategic review of all of its business units, the Company concluded that due to the lack of synergy between this business and its main protective packaging business the Company would be better served by selling its interest in the joint venture and redeploying capital invested into expanding its core protective packaging business. The sale of the Company’s 50.1% interest in PXL was concluded in fiscal 2007 and this business has been reported as a discontinued operation in the Company’s 2006 year-end financial statements.

In 2006 the Company, as part of the above-mentioned strategic review of its core businesses, also determined that it would sell its interest in PSC Moulding Corporation (“PSC”). This business was marketed to a range of qualified buyers and the Company expects to conclude a sale of this business in early 2007. It has also been reported as a discontinued operation in the 2006 year-end financial statements.

In late 2003, the Company also entered into an agreement with an Israeli company for the development of a new packaging product. Costs incurred during 2003-5 were expensed as they were incurred and were funded from the Company’s cash flow and from a grant from a foundation, which is repayable upon the successful development and marketing of the product. The Company launched this product line in late 2006 and has capitalized costs that it incurred in fiscal 2006 after it became clear that the product was technically and commercially viable.

During 2004, the Packaging Division commenced consolidation of its Toronto production facilities and relocated its head office to 330 Humberline Drive. The final phase of this consolidation, which involved the closure of the Rexdale film plant, due to the pending expiry of the lease, was completed after the 2005-year end. In the later part of 2005, the Company entered into a joint venture agreement to manufacture Vapor Corrosion Inhibitor (VCI) film production in North America. During 2006 the Company, through its 50.1% owned joint venture company imported film and sold it through the company’s existing sales and distribution network.

Polyair Inter Pack Inc. Annual Information Form

3. DESCRIPTION OF THE BUSINESS
The following is a description of the Company’s business after giving effect to the sale of its Pool Division and its interests in PXL and PSC.

3.1 General
Polyair Inter Pack Inc. manufactures and distributes protective packaging products. The corporate office of Polyair is located in Toronto, Canada. The Company employs approximately 760 people, including temporary staff, and operates eight manufacturing and distribution facilities, seven of which are in the US where the Company generates the majority of its sales. The Company sells its products to distributors and retailers in North America who service a wide variety of end users.

REVENUES BY INDUSTRY AND GEORGRAPHIC SEGMENTS ($000 USD)

	2006	2005	2004
By industry sector:
Packaging Products	$112,977	$108,076	$96,458
Total	112,977	$108,076	$96,458
By geographic region:
United States	$96,222	$91,994	$84,007
Canada	16,755	16,082	12,451
Total	$112,977	$108,076	$96,458

3.2 Products
The Company, after giving effect to the sale of the Pool Division, PXL and PSC has the following principal product lines:

➢
Polyethylene bubble protective packaging. This product is ideal for cushioning, void filling and surface protection. Polyair’s trade names include Durabubble (RP), Durakraft, Durabond, Duramask, Endurabubble, Handi-Pak, Box-a-bubble, DuraMover and EZ-Seal Pouches.

➢	Polyethylene foam for surface protection and cushioning. Polyair’s trade names include Starfoam, Lamifoam, Lamifilm, Starbond, Starmask, Starnet and Starmover.

➢	Plastic and paper mailers. These are used to protect and contain mail and courier packages. Trade names include Ecolite, Xpak, Fastpak and Decolite.

➢
Packaging systems. Polyair’s Air Space inflatable pillow packaging system provides on demand air pillows for cushioning, blocking, bracing and void filling. This technology can be integrated with overhead hoppers, shuttling delivery system, conveyors and replenishment stations.

➢
Insulation materials. Polyair’s Flexfoil insulation products are designed to reflect heat and are used primarily in the construction industry. Other industries include pharmaceutical, food and temperature control shipping.

➢
Foam-in-place packaging. Polyair Vision hand held system provides a versatile, quick and easy solution to customers using polyurethane foam packaging. Economical foam expands in seconds to provide protection through cushioning blocking and bracing.

Polyair Inter Pack Inc. Annual Information Form

3.3 Production
This Company’s manufacturing operations can be divided into two processes:

1.
Primary materials production. The Division produces polyethylene bubble and polyethylene foam by extrusion. Extrusion is a process where plastic resin pellets are fed into an extruder that then mixes, melts and pumps the molten resin under pressure through a die in a continuous process. Downstream equipment is then used to cool and package the product. Polyair sells the foam or plastic bubble to its customers or uses the product as a raw material for its secondary conversion operations. Production scrap is mostly repelletized and reused. Over the last three years the Company has converted the majority of bubble production to a single cast method of production and is phasing out bubble that is produced from film, which was produced in the Rexdale film plant.

2.
Secondary processing. Materials produced in-house by extrusion or that are purchased are put through secondary processes to yield some of Polyair’s custom products such as plastic and paper mailers, laminated foam products and insulation materials. In certain facilities, solar blankets and pool wall foam are manufactured.

The Company produces and distributes its products in one Canadian facility and seven US facilities, as follows:

Location	Sq. ft	Products	Lease Expiry
Toronto, Ontario	255,000	Packaging	October 31, 2016
Chicago, Illinois	145,000	Packaging	March 14, 2007
Corona, California	129,200	Packaging	March 31, 2008
Atlanta, Georgia	105,600	Packaging	October 31, 2008
Carlstadt, New Jersey	75,000	Packaging	April 30, 2007
Dallas, Texas	75,000	Packaging	April 30, 2014
Youngstown, Ohio	155,000	Packaging	Owned
Bardstown Kentucky	105,000	Packaging	Owned

3.4 Raw Materials
The most significant raw material used in the production of the packaging products is RESIN. Secondary materials include paper, foil, and adhesive materials. The Company sources resin from a number of suppliers. The supply and price of polyethylene resin is dependent on the price of petrochemical feed stocks and demand for resin both in North America and overseas markets. The price of resin increased sharply during 2004 and 2005 as a result of volatile natural gas and oil prices. In addition, hurricane damage to petrochemical facilities in the US gulf coast resulted in a shortage of supply and prices rose rapidly. The availability of resin has since returned to normal levels, and although prices have stabilized, they remain above the level that prevailed in the period prior to 2004. In addition to raw materials costs, freight is a major expense for the company due to the bulky nature of many of its products. Over the last two years, the company has seen an increase in its freight costs due to the higher price of fuel oil.

3.5 Sales and Marketing
The Company employs approximately 55 sales personnel who effectively market the Company’s products through retailers and distributors located across North America. Customer service representatives and technical sales support personnel are located at many of the Company’s facilities to provide sales and other support. The Company also produces solar covers and pool wall foam that is sold to pool distributors in North America with the assistance of a sales representative agency.

The Company sells its products under its own brand names and it produces a variety of private label products for certain customers. The Company has no long-term contracts for the distribution of its products. In the fiscal year ended October 31, 2006, no one customer accounted for more than 10% of the Company's consolidated revenues

Polyair Inter Pack Inc. Annual Information Form

The Company’s warranty policies in respect of its packaging products are against defects in materials and workmanship at the time of delivery. It is at the Company’s discretion to either replace or issue a credit. For solar covers the Company’s policy is generally to replace any product that fails within one year of purchase and provide pro-rated replacement after such date. The Company establishes a warranty provision in its financial statements based on claims it has had on a historical basis. Packaging product returns have not been significant, order cancellations are not common and returned products can generally be resold.

3.6 Competitive Conditions
The packaging market in North America and internationally continues to grow. The Company competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard, styrene chips, and corrugates. With respect to similar products, the Company's largest competitors are Sealed Air Corporation and Pregis Corporation; it also has regional producers that it competes with.

Demand for protective packaging products in North America is expected to be driven by increase in demand for internet and mail order catalogue sales and specialized packaging requirements in the electronics, medical and other industries. These specialized requirements will increasingly involve inflatable bags and moulded foam that are customized to the product being shipped and can be delivered by the protective packaging manufacturer to the end user as a pre-formed material. Within these broader trends, the plastic protective packaging over the last two years has been buffeted by rapid raw material and fuels costs escalation brought on by high oil and natural gas prices. Intense competition particularly for more commodities like bubble and foam products has generally meant that manufacturers have not always been able to raise their prices to offset higher costs.

3.7 Intellectual Property
The Company has undertaken development of several new products, and as a result acquired several patents and trade names. In 2001, the Company launched a new packaging system consisting of air filled bags used for void filling and cushioning (“Airspace”). A patent was registered for this system. Airspace machines are purchased from a third party, and resold to Polayir’s customers along with a proprietary film. In 2003, the Company entered into a joint venture agreement with the supplier of its Airspace machines to develop and produce a void-filling system based on injected foam. The product line was launched in 2006. The Company has filed applications for a registered trademark and for several product patents.

In 2005, the Company entered into a joint venture agreement to produce and market vapour corrosion inhibitor film. Under the terms of the joint venture agreement, the joint venture partner has granted the Company an exclusive license for its technology.

3.8 Seasonality
Demand for protective packaging materials is fairly evenly spread throughout the year. The state of the economy and competitive activity do, however, affect demand. The Company also produces solar covers and pool wall foam for the pool industry; these product lines have as their peak sales months the period from February to July.

3.9 Economic Dependence
The Company believes that in the following situations it has some degree of economic dependence:
➢	The Company incurred substantial losses in its Pool Division and is dependent on continued support of its operating lenders.

➢	The Company is dependent on single suppliers for the supply of film and equipment for its Air Space program. Disruption of the source of supply of film could reduce the Packaging Division revenues.

3.10 Changes to Contracts
The Company has the renewal of its facility leases in New Jersey and Chicago and the renegotiation of the union contract for its Toronto facility that come due during fiscal 2007. Other than these contracts, the Company does not have any other material contracts, which are subject to renegotiation during its fiscal year ending October 31, 2007, other than in the ordinary course of business.

Polyair Inter Pack Inc. Annual Information Form

3.11 Environmental Regulation
The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. The operations of the Company that are most impacted by environmental regulation are foam extrusion and the expanded polystyrene (EPS) factories. The Company extrudes foam in two locations in the US and manufactures EPS in one location in Canada. Emissions produced in the process are regulated and the Company has installed equipment to reduce emissions. It also monitors its emission production to ensure that it meets the federal, state and provincial guidelines.

In 2003, the Company purchased the pool and pool product assets from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. Included in these assets was a property in Toronto with trichloroethane (a degreasing solvent) impacted soils. A partial remediation of the property was done in 1995 and 2000. On acquisition of this property, the Company took on an insurance policy valid until June 2009 that covers liability for offsite damages and claims for up to $4.1 million. In 2006 the Company sold the property and entered into a ten-year lease at market rental rates. As part of the terms of the sale, the third party assumed any cost for environmental remediation related to this property.

Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

3.12 Employees
At October 31, 2006, the Company employed approximately 760 employees, including temporary workers. It has 84 employees in Toronto in its facility at 330 Humberline, 28 in New Jersey and 69 employees in Chicago that are covered by individual union agreements. The collective bargaining agreement relating to the Company’s Toronto unionized employees expires October 2007. The New Jersey contract expires January 2008 and the Chicago contract expires June 2009.

The Company has a human resources group that is responsible for supervising health and safety programs, employee recruitment and compensation and administers employee benefit programs. Benefit programs including medical and other benefits are made available to full-time employees. Polyair Inter Pack Inc. does not have a pension plan but does offer DPSP for Canadian employees and 401(k) plan for US employees. The Company considers its employee relations to be satisfactory and does not anticipate any work disruptions of a materially adverse nature.

4. RISK FACTORS
Polyair Inter Pack’s business is subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding the environment, health, transportation and safety. In addition to these broad business risks, the Company has specific risks that it faces; the most significant of these risks are detailed below.

Sufficient capital resources and liquidity - Due to operating losses incurred, primarily in the Pool Division, the Company’s working capital position has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. The Company is currently negotiating new covenants with its lenders to reflect the Company’s exit from the pool business and the fact that the previous covenants expired October 31, 2006. The Company’s ongoing ability to meet covenants that are established will be dependent on an improvement in its profitability. Although the Company is taking measures to improve both production and administrative productivity there is no assurance that the Company will be successful in reducing costs sufficiently to satisfy newly established covenants and to generate the operating cash flows necessary to fund working capital, buy raw materials and fund necessary capital improvements.

Polyair Inter Pack Inc. Annual Information Form

Commodity prices and availability - The Company uses various commodity raw materials in manufacturing its products. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components. In addition, since the Company sources these materials primarily from North American sources it is vulnerable to supply disruptions. The Company mitigates this risk by maintaining strong relationships with its key suppliers, by maintaining buffer inventories, and it has occasionally entered into short-terms supply contracts to ensure continued supply. It has also sought to pass on increased costs of raw materials by increasing its selling prices.

New Products - Part of the Company’s future success will be based on the successful launch of new packaging systems. There can be no assurance that these products will gain the expected market acceptance or that the product launch will not be impeded by competitor actions.

Maturing Contracts - Facility leases at the Company’s New Jersey and Chicago plants are due for renewal during fiscal 2007. While the Company expects to be able to renew these leases in the normal course, failure to renew both leases could have an impact on sales and profitability.

Freight Costs - A significant portion of the Company’s gross margin is eroded by the cost of shipping products to the Company’s customers. This cost has steadily increased in recent years, both in absolute terms and as a percentage of the Company’s sales, as the price of fuel has risen and freight vendors have passed on their cost increase in the form of fuel surcharges. Although these increases also impact the Company’s competitors, the Company’s larger competitors with more production facilities closer to their customer base will not be as adversely impacted. There is therefore no certainty that the Company will be able to pass on the increased cost of distribution through price increases.

Foreign exchange risk - The Company’s earnings are impacted by a strengthening Canadian dollar as the Company has a higher percentage of it costs denominated in Canadian dollars than it has sales in Canadian dollars, due to its Canadian head office being in Canada and the fact that it is a net exporter into the US.

Credit risk - The Company attempts to mitigate its credit risk through the establishment of credit limits and monitoring the credit worthiness of its customers. It also seeks to maintain diversity in its customer and in fiscal 2006 no one customer accounted for more than 10% of consolidated sales.

Joint venture partner - In the Packaging Division, the Company depends on a joint venture partner for the production of specialized equipment and for new product development. The Company has advanced the partner a total of $260,000 for the supply of equipment, and other amounts to fund development costs that it has incurred in a joint research and development project. Failure of this supplier could result in delays in introducing new technology and put in jeopardy the development of a new product.

Environmental Regulation - The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to protection of the environment. The operations of the Company that are most impacted by environmental regulation are foam extrusion which is produced in two locations in the US. Emissions produced in the process are regulated and the Company has installed equipment to reduce emissions. It also monitors its emission production to ensure that it meets federal, state and provincial guidelines.

While the Company believes that all of its facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

Product Liability - The Company has been named from time to time as a defendant in claims arising from pool-related injuries. In each case, which has been resolved, the Company has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. The Company believes its products are safe and contain proper usage warnings, but avoidance of litigation cannot be assured.

Polyair Inter Pack Inc. Annual Information Form

5. DIVIDENDS
The Company’s current policy is to retain its earnings to finance growth and the development of the business, and it does not expect to pay dividends in the immediate future. The Board of Directors of the Company will review this policy from time to time in the context of Polyair’s earnings, financial position and other relevant factors.

Under the $5.0 million Convertible note issued for the acquisition of the Atlantic/Jacuzzi assets, the Company may convert the note after March 31, 2006 into Series A preference shares. These shares pay a cumulative dividend of $0.501/preferred share.

6. DESCRIPTION OF CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of common shares and 598,802 Series A preference shares issuable in series. As at October 31, 2006 there were 6,797,250 common shares, 119,800 stock options outstanding and no preferences shares were outstanding.

Common Shares
Each common share of the Company entitles the holder to one vote at all meetings of common shareholders of the Company, to receive dividends if, as and when declared by the Board of Directors, subject to prior satisfaction of dividends applicable to the preference shares, and to participate ratably in any distribution of the assets of the Company upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preference shares.

Preference Shares
The Company has created 598,802 Series A preference shares, which may be issued upon the conversion by the Company of the $5.0 million convertible note issued on the acquisition by the Company of the Atlantic/Jacuzzi assets. These shares are non-voting, redeemable without penalty and convertible into common shares at the option of the holder on a 1:1 basis. The shares carry a cumulative dividend of $0.501/share.

7. MARKET FOR SECURITIES
The common shares of the Company are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol “PPK”.

Trading Price and Volume.

Month	TSX High (Cdn $)	TSX Low (Cdn $)	Volume	AMEX High (US$)	AMEX Low (US$)	Volume
November 2005	5.00	4.75	48,100	4.24	3.92	60,800
December 2005	4.78	4.31	73,200	4.13	3.81	128,400
January 2006	4.65	4.25	31,600	4.04	3.70	25,200
February 2006	4.50	4.25	9,100	3.80	3.66	13.400
March 2006	4.25	3.75	12,900	3.74	3.30	12,500
April 2006	4.00	3.10	24,100	3.40	2.79	36,600
May 2006	3.30	3.10	1,500	3.00	2.80	15,000
June 2006	3.20	2.65	11,300	2.90	2.42	16,700
July 2006	2.89	2.25	7,400	2.57	1.88	22,100
August 2006	2.45	1.98	9,900	2.20	1.82	93,800
September 2006	2.10	1.85	126,700	1.87	1.71	148,000
October 2006	2.00	1.81	24,400	1.89	1.69	93,700

Polyair Inter Pack Inc. Annual Information Form

8. DIRECTORS AND EXECUTIVE OFFICERS

Directors:

Name and municipality of residence	Principal occupation (Current and within last five years)	Position with the corporation- date service commenced (1)	Shares owned *	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable
Fred A. Litwin (3), (4), (5) Toronto, Ontario	President, Forum Financial Corporation	Chairman of the Board and Governance Committee, Director since 1996	1,574,845	Nil
Sidney Greenberg (2) Toronto, Ontario	Vice-President, Astral Media Inc.	Director since 1996	Nil	Nil
Sol D. Nayman (2), (6) Toronto, Ontario	President, S.D. Nayman Management Inc.	Director since 1996	100	Nil
Jon Burgman (2) Arlington Heights, Illinois	Consultant	Director since May 2004; Previously Chairman Audit Committee, May 2004 - Oct 2006	Nil	Nil
Robert Gerrity Bellaire, Michigan (3), (4)	Corporate Director, several companies	Chairman Compensation Committee, Director since May 2004	Nil	Nil
Beth Satterfield Chicago, Illinois	Private Equity COO & CFO, Glencoe Capital	Director since July 2005	Nil	Nil
Lawrence Dale Toronto, Ontario	President and CEO Realtysellers Group	Director since 2006. Chairman of Audit Committee effective January 18, 2007.	Nil	Nil
* Shares beneficially owned directly or over which control or direction is exercised.
(1)  The term of office of each director expires at the Corporation’s next annual meeting of shareholders.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.
(4) Member of the Corporate Governance Committee.
(5)  Mr. Litwin directly holds 25,000 common shares of the Company, and controls Consolidated Mercantile
Incorporated (“CMI”) which holds 1,549,845 common shares of the Company.

Under the terms of a Shareholders Agreement, which was entered into on February 20, 1996 by Consolidated Mercantile Incorporated, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle (collectively, the “Shareholders”), the Corporation and Montreal Trust Company of Canada, as trustee, the Shareholders deposited their common shares of the Corporation into a voting trust pursuant to which such shares are voted at the discretion of Consolidated Mercantile Incorporated. There are currently 353,638 common shares of the Corporation owned by Shareholders other than Consolidated Mercantile Incorporated, which are subject to the terms of such a voting trust.

Under the terms of a shareholders agreement, which was entered into on March 10, 2004 by Glencoe Skydome Holdings LP (“Glencoe”), CMI, and Fred Litwin, the parties thereto agreed on certain restrictions on the sale of their shares, on the election of four nominees of CMI and three nominees of Glencoe to the Board of Directors of the Corporation and, subject to their fiduciary responsibilities, on matters of corporate governance and operation.

Polyair Inter Pack Inc. Annual Information Form

(6)
During the ten-year period prior to the date hereof, Sol D. Nayman was a director of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

Executive officers:

Name and municipality of residence	Position with the Company (Current and within last five years)	Date service commenced	Shares owned	Unexercised Options at Fiscal Year End Exercisable/ Unexercisable
Victor D’Souza Toronto, Ontario	Interim CEO from April 2006, CFO from June 2004 to March 2006 of Polyair Inter Pack Inc. Previously President and CFO, Imperial PlasTech Inc.	June 2004	Nil	Nil
Louis Manetti, Chicago, Illinois	Secretary Polyair Inter Pack Inc. Currently Principal with Glencoe Capital.	May 2004	Nil	Nil
Stan Abramowitz, Toronto, Ontario	Assistant Secretary Polyair Inter Pack Inc.	February 1996	200	Nil

9. LEGAL PROCEEDINGS
Management of the Company’s pool subsidiaries and in some cases its packaging companies has been named in several claims for unpaid invoices. The Company expects that the recent approval of a Plan of Arrangement for its Canadian pool subsidiary will result in the dismissal of most of these claims and the remaining claims will be settled or dismissed as the wind-down of the Pool Division is completed. Aside from these claims the Company is not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against the Company or relating to its business which would be material to an existing or potential holder of Common Shares.

10. INTEREST OF MANAGEMENT, DIRECTORS AND OTHER RELATED PARTIES IN MATERIAL TRANSACTIONS
The Company is party to certain agreements and transactions with companies that are related either by common ownership or family relationship to a significant shareholder of the Company.

PSC paid management fees of Cdn $205 (U.S. $180) (2005 - U.S. $168) to a company of which a director and officer is related by family to a director and significant shareholder of Polyair Inter Pack Inc. This transaction was measured at the amount agreed to by the parties. These fees are paid under a July 1999 agreement that the Company entered into when it acquired an interest in PSC; this agreement runs to July 1, 2009.

During the third quarter 2006, following the evaluation of offers by several purchasers, the Company sold the pool accessories business of its Pool Division to a company of which a former officer is a non-controlling shareholder.

Polyair Inter Pack Inc. Annual Information Form

During 2006, the Company sold a property that had been subject to a Put/Call agreement with a company (the “Optionee”) affiliated to a director and significant shareholder of the Company. The Put/Call agreement was entered into in March 2004 and it allowed the Optionee the contractual right to purchase the property, subject to the standard conditions of obtaining free and clear title. It also included a transfer restriction clause wherein the Company agreed not to sell or otherwise dispose of the property without notice to the Optionee and without the purchaser of the property agreeing to the terms of the Put/Call agreement. In September 2004, the purchaser exercised the call on the property. However title to the property was not conveyed at that time, as the Company’s lenders, who had a security charge against the property, did not provide their consent and free and clear title could not be obtained by the Optionee.

In the fourth quarter of 2006 the Company signed an agreement for the sale of this property with an unrelated third party. The agreement provided for the sale of the property for Cdn $9.4 million (US $8.4 million) with a secured vendor take back second mortgage of Cdn $1.6 million (US $1.4 million) and the balance to be paid in cash. The Optionee agreed to give up its transfer restriction rights to the property under the Put/Call agreement and to consent to the sale of the property in return for a payment of Cdn $1.5 million (US $1.3 million). The terms of the proposed payment were reviewed by an independent committee of the Company’s Board of Directors, approved by the Company’s Board of Directors and was consented to by the Company’s lenders.

11. TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar is:
Computershare Investor Service Inc.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Canada

The co-transfer agent and co-registrar of the Company is:
Computershare Trust Company, Inc. Denver Colorado
350 Indiana Street, Suite 800
Golden, Colorado 80401.
United States of America

12. MATERIAL CONTRACTS
The Company has not entered into any material contracts outside the ordinary course of business in the most recently completed financial year.

13. INTERESTS OF EXPERTS
BDO Dunwoody LLP, the external auditors of the Company, reported on the fiscal 2006 audited financial statements. BDO Dunwoody LLP had no registered or beneficial interests, direct or indirect, in any securities or property of the Company, or any of the Company’s associates or affiliates when it prepared the report on the Company’s fiscal 2006 financial statement, or after such time, nor does it expect to receive any such securities or other property. Fees to BDO Dunwoody LLP for its services including, those agreed to but not yet billed in respect of fiscal 2006 are disclosed below. Prior to fiscal 2006, KPMG were the auditors of the Company and fees reported below for 2005 were paid to them.

Polyair Inter Pack Inc. Annual Information Form

The Company’s Audit Committee is responsible for overseeing the work of the independent auditors and considering whether the provision of services, other than audit services, is compatible with maintaining the auditor’s independence. The Committee follows the practice that all non-audit services by the external auditors must be pre-approved by the Audit Committee. KPMG has been engaged to do the 2006 tax returns at a cost of $70,000 shown below.

External auditor services	Fiscal 2006 Fees	Fiscal 2005 Fees
Audit Fee	$363,000	$711,000
Tax Fee	70,000	158,000
All other fees	-	66,000
Total	$433,000	$935,000

14. ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issue under the Company’s equity compensation plans are contained in the Company’s Information Circular. Additional financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, all of these documents may be found on the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov/edgar.shtml and may also be obtained upon request from the Director of Finance of the Company at the following address:

330 Humberline Drive
Toronto, Ontario
M9W 1R5

Contact: Stysia Reay
Telephone: (416) 679-6591
Fax: (416) 740-7356
Email: sreay@polyair.com

Polyair Inter Pack Inc. Annual Information Form

APPENDIX A-AUDIT COMMITTEE INFORMATION

1. PURPOSE

The primary functions of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

i.	Company's systems of internal controls regarding finance, accounting and compliance with laws and regulations that govern the Company’s activities.

ii.	Company's auditing, accounting and financial reporting processes generally;

iii.	Company's financial statements and other financial information provided by the Company to its shareholders and others.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.

2. COMPOSITION AND APPOINTMENT

The Audit Committee shall be composed of three or more members of the Board, each of whom:

i.	Shall be an "independent director" as defined by applicable securities legislation that governs the Company;

ii.	Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years; and

iii.
Is able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company’s statements. The Company provides in its Annual Information Form a description of each Committee member’s experience.

The Board shall appoint the members of the Audit Committee at such times as the Board may deem necessary or appropriate.

During fiscal 2006, Mr. Jon Burgman was the Chair of the Audit Committee. On October 17, 2006, Mr. Burgman resigned as the Chair of the Audit Committee and on January 18, 2007, Mr. Lawrence Dale was appointed as the new Chair of the Audit Committee. The other members of the Audit Committee were Mr. Sidney Greenberg and Mr. Sol Nayman. All members of the Audit Committee are independent Directors.

Relevant Education and Experience

Collectively, the Audit Committee has the education and business experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and current and past experience that is relevant to the performance of their responsibilities as an Audit Committee member are summarized below:

Polyair Inter Pack Inc. Annual Information Form

Name and professional Designation	Relevant experience
Lawrence Dale (As of January 18, 2007)
President, Realtysellers. Prior experience includes President, CEO of Sportsco Corporation, VP Business Development and General Counsel at SkyDome, and real estate and corporate/commercial law practice at Osler Hoskin & Harcourt.

Jon Burgman, Chairman (Until October 17, 2006)	Practiced as a CPA in Illinois until 1976; other relevant positions include CFO of Culligan International and Director-Portfolio Management for Glencoe Capital.
Sidney Greenberg	Previous position as Chief Operating Officer of Astral Home Entertainment and current experience as Vice President of Astral Media Inc.
Sol Nayman	Previous experience as Vice President and Chief Operating Officer of Club Monaco Inc. and current experience as a consultant with S.D. Nayman Management Inc.

3. MEETINGS/ATTENDANCE

The Committee will meet at least quarterly. A quorum shall consist of at least two members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairman shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.

4. RESPONSIBILITIES AND DUTIES

While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

4.1 Public Disclosure Responsibility
Audit Committee is satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures.

4.2 Annual Financial Information
Prior to public release, review the annual consolidated financial statements, management’s discussion and analysis report and related regulatory filings and, if deemed appropriate, recommend their approval to the Board, after discussing with management and the external auditors, matters pertaining to:

i.	The selection, application, and quality of accounting policies;

ii.	Significant accounting judgements, accruals and estimates; and

iii.	Significant disclosure or presentation issues addressed by management and the external auditor during the course of the audit and preparation of the financial statements.

Polyair Inter Pack Inc. Annual Information Form

Review the planning and results of the external audit, including:

i.	The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

ii.	The auditor's report; and

iii.
Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

4.3 Interim Financial Statements
Prior to public release review of interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and, if deemed appropriate, recommend approval by the Board of Directors, after completion of the following:

i.	Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

ii.	Discuss with the external auditors the results of their quarterly review engagement, and ensure that any disagreements between management and the external auditors are resolved.

4.4 External Auditor

The Audit Committee is directly responsible for:

i.	The nomination of the external auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

ii.
Overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

iii.	The compensation of the external auditor for the audit and quarterly review engagements; and

iv.	Pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

The Audit Committee shall discuss with the external auditor their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders shall strengthen and preserve external auditor’s independence by:

i.
Periodically discussing with the external auditor, without management being present, (a) their judgments about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting, (b) the co-operation received by the external auditor from management and (c) the completeness and accuracy of the Company's financial statements; and

ii.
Receiving from the external auditor a letter that summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for Polyair and assessing their impact on the external auditor's objectivity and independence.

Polyair Inter Pack Inc. Annual Information Form

4.5 Compliance, Reporting and Other Responsibilities

i.
Regularly report to the Board of Directors about committee activities, issues, and related recommendations. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors;

ii.	Review the findings of any examinations by regulatory agencies;

iii.
Review whether management has put in place effective control systems and procedures over the safeguarding of corporate assets, and the proper authorization of expenditures and the commitment of Company resources;

iv.	Establish procedures for:

a.	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

v.	Review and approve the planned hiring of partners, employees and former partners and employees of the present and former external auditor of the Company;

vi.
Institute and oversee special investigations with respect to matters, which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board of Directors;

vii.	Arrange for disclosure of or appropriate access to the Audit Committee Charter for all shareholders; and

viii.	Perform any other activities consistent with this Charter, Polyair’s bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.

4.6 Limitation on the oversight role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.